UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

LifeStance Health Group, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

53228F101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Silversmith Partners I GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,541,192
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,541,192

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%(1)
12.	Type of Reporting Person (See Instructions) OO

[1]	Calculated based on 374,148,648 shares of common stock, par value $0.01 per share outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Silversmith Partners I GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,541,192
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,541,192

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%(1)
12.	Type of Reporting Person (See Instructions) PN

[1]	Calculated based on 374,148,648 shares of common stock, par value $0.01 per share outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Jeffrey Crisan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 19,541,192
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 19,541,192

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,541,192
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.2%(1)
12.	Type of Reporting Person (See Instructions) IN

[1]	Calculated based on 374,148,648 shares of common stock, par value $0.01 per share outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Silversmith Capital Partners I-A, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 13,445,426
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 13,445,426

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,445,426
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.6%(1)
12.	Type of Reporting Person (See Instructions) PN

[1]	Calculated based on 374,148,648 shares of common stock, par value $0.01 per share outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Silversmith Capital Partners I-B, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,863,586
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,863,586

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,863,586
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.3%(1)
12.	Type of Reporting Person (See Instructions) PN

[1]	Calculated based on 374,148,648 shares of common stock, par value $0.01 per share outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

1.	Names of Reporting Persons Silversmith Capital Partners I-C, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,232,180
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,232,180

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,180
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.3% (1)
12.	Type of Reporting Person (See Instructions) PN

[1]	Calculated based on 374,148,648 shares of common stock, par value $0.01 per share outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

SCHEDULE 13G

Item 1.

(a)	Name of Issuer

LifeStance Health Group, Inc., Delaware corporation (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

4800 N. Scottsdale Road, Suite 6000, Scottsdale, Arizona 85251

Item 2.

(a)	Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

•	Silversmith Partners I GP, LLC;

•	Silversmith Partners I GP, L.P.;

•	Jeffrey Crisan

•	Silversmith Capital Partners I-A, LP;

•	Silversmith Capital Partners I-B, LP; and

•	Silversmith Capital Partners I-C, LP.

Jeffrey Crisan is a Manager of Silversmith Partners I GP, LLC. Silversmith Partners I GP, LLC is the general partner of Silversmith Partners I GP, L.P., which is the general partner of Silversmith Capital Partners I-A, LP, Silversmith Capital Partners I-B, LP and Silversmith Capital Partners I-A, LP (collectively, the “Silversmith Funds”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2022, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each Reporting Person 116 Huntington Avenue, 15th Floor, Boston, MA 02116.

(c)	Citizenship

The citizenship or place of organization of each Reporting Person is set forth on each Reporting Person’s cover page.

(d)	Title of Class of Securities

Common stock, par value $0.001 per share (the “Common Stock”)

(e)	CUSIP Number

53228F101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership

(a) Amount beneficially owned:

As of the date hereof, Silversmith Capital Partners I-A, LP holds 13,445,426 shares of Common Stock, representing approximately 3.6% of the outstanding shares of Common Stock, Silversmith Capital Partners I-B, LP holds 4,863,586 shares of Common Stock, representing approximately 1.3% of the outstanding shares of Common Stock, and Silversmith Capital Partners I-C, LP holds 1,232,180 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 19,541,192 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 374,148,648 shares of Common Stock issued and outstanding as of November 5, 2021 as reported on the Issuer’s 10-Q, filed on November 10, 2021.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or direct the vote:

Silversmith Partners I GP, LLC	19,541,192
Silversmith Partners I GP, L.P.	19,541,192
Silversmith Capital Partners I-A, LP	13,445,426
Silversmith Capital Partners I-B, LP	4,863,586
Silversmith Capital Partners I-C, LP	1,232,180

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

Silversmith Partners I GP, LLC	19,541,192
Silversmith Partners I GP, L.P.	19,541,192
Silversmith Capital Partners I-A, LP	13,445,426
Silversmith Capital Partners I-B, LP	4,863,586
Silversmith Capital Partners I-C, LP	1,232,180
Item 5.	Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group

The Silversmith Funds entered into a Stockholders Agreement, dated as of June 9, 2021 with certain other holders (the “Holders”) of shares of Common Stock. Pursuant to the Stockholders Agreement, the Silversmith Funds and the Holders have agreed to, among other things, vote their shares of Common Stock to elect members of the Board of Directors of the Issuer as set forth therein.

Because of the relationship between the Silversmith Funds and the Holders as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock beneficially owned by the Silversmith Funds and the Holders and/or to constitute a “group” with the Holders. Each Reporting Person and each Silversmith Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Holders, except to the extent of its pecuniary interest therein, if any.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

This Item 10 is not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Silversmith Partners I GP, LLC

By:	/s/ Jeffrey Crisan
Name: Jeffrey Crisan Title: Manager

Silversmith Partners I GP, L.P.

By:	/s/ Jeffrey Crisan
Name: Jeffrey Crisan Title: Manager of Silversmith Partners I GP, LLC, the General Partner of Silversmith Partners I GP, L.P.

By:	/s/ Jeffrey Crisan
Name: Jeffrey Crisan

Silversmith Capital Partners I-A, LP

By:	/s/ Jeffrey Crisan
Name: Jeffrey Crisan Title: Manager of Silversmith Partners I GP, LLC, the General Partner of Silversmith Partners I GP, L.P., the General Partner of Silversmith Capital Partners I-A, L.P.

Silversmith Capital Partners I-B, LP

By:	/s/ Jeffrey Crisan
Name: Jeffrey Crisan Title: Manager of Silversmith Partners I GP, LLC, the General Partner of Silversmith Partners I GP, L.P., the General Partner of Silversmith Capital Partners I-B, L.P.

Silversmith Capital Partners I-C, LP

By:	/s/ Jeffrey Crisan
Name: Jeffrey Crisan Title: Manager of Silversmith Partners I GP, LLC, the General Partner of Silversmith Partners I GP, L.P., the General Partner of Silversmith Capital Partners I-C, L.P.

Exhibit List

Exhibit A – Joint Filing Agreement, dated February 14, 2022